August 26, 2004

VIA TELECOPIER AND EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549-0305

Attention: Dan Morris

Re:  International Freight Logistics, Ltd.-
     Application for Withdrawal of Registration Statement on Form 10-SB (File Number 000-50823) filed on June 28, 2004

Dear Mr. Morris:

International Freight Logistics, Ltd.( the "Company") hereby makes application to withdraw the Registration Statement on Form 10-SB, including all exhibits thereto ( File Number 000-50823), filed with the Securities and Exchange Commission (the "Commission") on June 28, 2004 under the Securities Exchange Act of 1934 (the "Act"), as amended. This application is made pursuant to Section 12 (g) (1) of the Act. The Commission has not declared the Registration Statement effective.

The Company's reason for withdrawing the Registration Statement is to prevent the Registration Statement from automatically becoming effective by lapse of time within sixty ( 60) days of the date originally filed. We are concerned that with the impending go effective date, we (and the staff) will not have enough time to clear all outstanding comments on the Registration Statement with the Commission before the deadline. The Company intends to file a new registration statement that addresses all of the Commission's comments as soon as practicable.

Please contact the undersigned at (516) 593-1010 if there are any questions.

Sincerely yours,

International Freight Logistics, Ltd.

By:  /s/ Piero Prato
     _______________
     Piero Prato
     CEO

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